SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of May, 2010
Commission File Number 333-164036
JX Holdings, Inc.
(Translation of Registrant’s Name Into English)
6-3, Otemachi 2-Chome
Chiyoda-ku, Tokyo 100-8161
Japan
(Address of Principal Executive Offices)
               Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F  X   Form 40-F
               Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
               Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Material Contained in this Report:
English translation of a notification with a corporate demerger (simple absorption demerger) as part of a reorganization of the company as a holding company with three core operating subsidiaries.

SIGNATURES
               Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JX Holdings, Inc.
By:	/s/ Hisao Abe
	Name:	Hisao Abe
	Title:	General Manager IFRS Project Department

Date: May 26, 2010